Exhibit 12

CONSOLIDATED EARNINGS RATIOS

The following table sets forth, for the years and periods indicated, Protective Life Insurance Company’s (the “Company”) ratios of:

•                  Consolidated earnings to fixed charges.

•                  Consolidated earnings to fixed charges before interest credited on investment products.

	Six Months Ended
	June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
Ratio of Consolidated Earnings to Fixed Charges(1)	1.2	1.4	1.4	1.5	1.5	1.6	1.5
Ratio of Consolidated Earnings to Fixed Charges before Interest Credited on Investment Products(2)	4.0	10.6	6.9	20.1	38.5	46.4	83.4

(1)

The Company calculates the ratio of “Consolidated Earnings to Fixed Charges” by dividing the sum of income from continuing operations before income tax (BT), interest expense (which includes an estimate of the interest component of operating lease expenses) (I) and interest credited on investment products (IP) by the sum of interest expense (I) and by interest expense on investment products (IP). The formula for this ratio is (BT+I+IP)/(I+IP). The Company continues to sell investment products that credit interest to the contract holder. Investment products include products such as guaranteed investment contracts, annuities, and variable universal life insurance policies. The inclusion of interest credited on investment products results in a negative impact on the ratio of earnings to fixed charges because the effect of increases in interest credited to contract holders more than offsets the effect of the increases in earnings.

(2)

The Company calculates the ratio of “Consolidated Earnings to Fixed Charges before Interest Credited on Investment Products” by dividing the sum of income from continuing operations before income tax (BT) and interest expense (I) by interest expense (I). The formula for this calculation, therefore, would be: (BT+I)/I.

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Exhibit 12

(continued)

COMPUTATION OF CONSOLIDATED EARNINGS RATIOS

	Six Months Ended
	June 30,		Year Ended December 31,
	2008	2007	2007	2006	2005	2004	2003
	(Dollars In Thousands)
Computation of Ratio of Consolidated Earnings to Fixed Charges
Income from Continuing Operations before Income Tax	$111,067	$215,429	$395,956	$419,748	$361,215	$371,163	$349,972
Add Interest Expense	36,904	22,452	66,707	22,012	9,632	8,167	4,249
Add Interest Credited on Investment Products	510,718	494,214	1,010,944	891,627	726,301	649,216	647,695
Earnings before Interest, Interest Credited on Investment Products and Taxes	$658,689	$732,095	$1,473,607	$1,333,387	$1,097,148	$1,028,546	$1,001,916
Earnings before Interest, Interest Credited on Investment Products and Taxes Divided by Interest expense and Interest Credited on Investment Products	1.2	1.4	1.4	1.5	1.5	1.6	1.5
Computation of Ratio of Consolidated Earnings to Fixed Charges Before Interest Credited on Investment Products
Income from Continuing Operations before Income Tax	$111,067	$215,429	$395,956	$419,748	$361,215	$371,163	$349,972
Add Interest Expense	36,904	22,452	66,707	22,012	9,632	8,167	4,249
Earnings before Interest and Taxes	$147,971	$237,881	$462,663	$441,760	$370,847	$379,330	$354,221
Earnings before Interest and Taxes Divided by Interest Expense	4.0	10.6	6.9	20.1	38.5	46.4	83.4

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